Exhibit 99.3

July 31, 2024

Notice of Commencement of Preparations for Transition to

a Holding Company via Sole-Share Transfer

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original document for reference purposes only. In the event of any conflict or discrepancy between this document and the Japanese-language original, the Japanese-language original shall prevail in all respects.

Kyushu Electric Power Co., Inc. (the Company) is proceeding with the examination of a new group structure in order to pursue further growth of the domestic electricity business, promote the further development of growth businesses, and contribute to the achievement of the Kyuden Group Management Vision 2030 (as previously announced on January 31, 2024).

The Company announces as follows its resolution passed at the Board of Directors Meeting held today that the Company will start with the preparations for the transition to a holding company structure through a sole-share transfer method. The transition to a holding company structure will be subject to approval at the General Meeting of Stockholders and other related procedures.

More specific details regarding the reorganization will be announced after the decision has been made.

1.	Background of considering the transition to a holding company structure

The business environment surrounding the domestic electricity business is expected to see an increase in business opportunities, including accelerated efforts towards carbon neutrality such as low-carbon and decarbonization of power sources, promotion of electrification, and the increasing trend of companies locating their businesses in the Kyushu area. However, uncertainties such as recent fuel price hikes are also on the rise.

Despite this challenging business environment, the Company has decided to begin preparations for transitioning to a holding company structure. With nuclear safety as a fundamental premise, the Company aims to pursue further growth of the domestic electricity business, promote the further development of growth businesses, and work towards achieving its management vision through the consideration of a new group structure.

2.	Purpose of transitioning to a holding company structure and the group management structure to be achieved by the transition

The purpose of the transition is to establish a structure that can achieve "group management from an overall optimization perspective" and "autonomous and prompt business operation" with the continuous improvement of nuclear safety as a prerequisite.

By establishing a holding company that does not have its own business, the holding company will steer and supervise group management, and allocate optimal management resources across the group.

(1)	Group management from an overall optimization perspective

Efforts will be made to optimize the allocation of management resources from a group-wide perspective and enhance group governance.

(2)	Autonomous and prompt business operations

By carrying out business activities tailored to the respective business environments and characteristics under the responsibility and authority of each business company, it will contribute to strengthening the competitiveness of each business.

3.	Group structure after transitioning to a holding company structure

After transitioning to a holding company structure, we are considering positioning major business companies directly under the holding company and allowing each business company to autonomously promote its business. Details of the group structure are currently under consideration and will be announced after a decision has been made.

4.	Transition method to a holding company structure and overview of the holding company

The transition to a holding company structure will be done through the sole-share transfer method, where the Company becomes a wholly-owned subsidiary through the transfer of shares and the newly established holding company becomes the sole parent company. As a result, the Company's shares will be delisted. However, regarding the shares of the holding company that will be newly issued to all of our company's shareholders, we plan to apply for a new listing (technical listing) on the Prime Market of the Tokyo Stock Exchange and the Main Market of the Fukuoka Stock Exchange to effectively maintain the listing of the shares. The actual listing date will be subject to review by the Tokyo Stock Exchange and Fukuoka Stock Exchange, but it is planned to take effect on the effective date of the share transfer. Details such as the allocation ratio of the share transfer, the name and structure of the holding company to be established, and other specifics will be announced after a decision has been made.

5.	Schedule for the share transfer and transition to the holding company

Details such as the specific schedule are currently under consideration and will be announced after a decision has been made.